U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934


                     INNOVATIVE TECHNOLOGY ACQUISITION CORP.
                 (Name of Small Business Issuer in Its Charter)

DELAWARE                                                        98-0348407
------------------------                                ------------------------
(State of Incorporation)                                      (IRS Employer
                                                          Identification Number)

144 King Street East, Toronto, ON Canada                        M5C 1G8
--------------------------------------------                   ----------
(Address of the Principal Executive Offices)                   (Zip Code)

Securities to be registered under Section 12(b) of the Act:   None

Securities to be registered under Section 12(g) of the Act:

                                  Common Shares
--------------------------------------------------------------------------------
                                (Title of Class)

Item 1.           Description of Business

         We were incorporated in Delaware in 1996 as Virilite Neutracutical Corp. In December 1999 we changed our name to Innovative Technology Acquisition Corp.

         We have developed a functional food product that utilizes a dietary supplement that we call Virilite, but which is known as Libido outside of the United States. Virilite is a specialized freeze dried egg product developed in Norway which has been shown to increase the sex drive of men who have an otherwise diminished sex drive. We acquired the license to distribute this product as a functional food in the United States and Mexico. We have developed a granola bar called the "TERBO BAR" that contains Virilite. We have not started commercial production of the product, but did sell more than 10,000 TERBO Bars in a test marketing campaign in 1998. Since that time we have had only had minimal operations, due to a lack of funding. We do not intend to actively develop or distribute the TERBO Bar or products based on Virilite.

         We are instead focusing on acquiring the rights to other products for which we may then seek distribution and it is possible that any additional products so acquired will be in an unrelated industry. In the course of obtaining additional products, it is contemplated that we will acquire an operating company through a reverse merger. In the case of a reverse merger the operating company which we will acquire would be considered our successor. However, we may also acquire an operating company through the use of a wholly owned subsidiary.

         An operating company would want to be acquired by us so as to become a public company which is commonly thought to have the following perceived advantages:

* Increased visibility in the financial community


* Provision of information required under Rule 144 for trading of eligible securities


* Compliance with a requirement for admission to quotation on the OTC Bulletin Board maintained by Nasdaq or on the Nasdaq SmallCap Market


* The facilitation of borrowing from financial institutions;


* Improved trading efficiency


* Shareholder liquidity


* Greater ease in subsequently raising of capital

* Compensation of key employees through stock options for which there may be a market valuation


* Enhanced corporate image

There are also certain perceived disadvantages to being a reporting public company. These are commonly thought to include the following:


* Requirement for audited financial statements;


* Required publication of corporate information;


* Required filings of periodic and episodic reports with the Securities and Exchange Commission;


* Increased rules and regulations governing management, corporate activities and shareholder relations.


COMPARISON WITH INITIAL PUBLIC OFFERING

Certain private companies may find a business combination more attractive than an initial public offering of their securities.


Reasons for this may include the following:


* Inability to obtain underwriter


* Possible larger costs, fees and expenses


* Possible delays in the public offering process


* Greater dilution of their outstanding securities


Certain private companies may find a business combination less attractive than an initial public offering of their securities.


Reasons for this may include the following:


* No investment capital raised through a business combination;


* No underwriter support of after-market trading.

POTENTIAL TARGET COMPANIES


A business entity, if any, which may be interested in a business combination with Us may include the following:


* A company for which a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;


* A company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;


* A company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;


* A company, which believes that it, will be able to obtain investment capital on more favorable terms after it has become public;


* A foreign company which may wish an initial entry into the United States securities market;


* A special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan;


* A company seeking one or more of the other perceived benefits of becoming a public company.


We will actively search for potential acquisition candidates.


LICENSES

We acquired a license to use Virilite as a dietary food and/or beverage supplement, in the United States of America and Mexico in 1996. The Licensor was MPS International Food Works Incorporated who is the owner of a master license from Med-Eq A/G of Norway, one of the developers of Virilite'. Virilite is the tradename of the dietary supplement known as Libido in Europe. Due to prior registration of the name Libido in the United States for an unrelated product we use the tradename "Virilite". Because we are not actively pursuing the sale of Virilite based products we have written off the value of the license.

Government Regulation

         The manufacturing and sale of a nutraceutical product is regulated by the Food and Drug Administration. We believe that we are not required to apply for any approvals form the FDA as the product falls under the jurisdiction of the Dietary Supplement Health and Education Act. Should we acquire other products or businesses we may become subject to other government regulation related to that product or industry.

Research and Development

         We completed research and development of the Terbo Bar in 1998 and have not incurred any additional research and development costs since then. Should we acquire additional products in either the nutraceutical industry or other industries additional research and development may be needed.

Employees

Currently our only employee is our President, Randy Lebow.


Reports to Securities Holders

         We are not required to deliver annual reports to our securities holders and do not intend to deliver annual reports to securities holders at this time.

         Upon the effectiveness of this registration statement we will become a reporting issuer under the Securities Exchange Act of 1934. We will be obligated to file annual and quarterly reports with the SEC.

         The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. Copies of such material may be obtained by mail at prescribed rates from the Commission's Public Reference Section at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. Such material may also be accessed at the Commission's home page or the Internet at http:/www.sec.gov. The Commission maintains a web site, the address of which is http:/www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, including Innovative, that file electronically with the Commission.

Risk Factors


         A SINGLE SHAREHOLDER CONTROLS THE MAJORITY OF OUR STOCK

         Gemini Integrated Financial Services Corp. currently owns 76% of Our outstanding shares and will be in a position to elect and control the Board of Directors of the Company and thereby control the management and policies of the Company. See "Principal Shareholders."


         WE LACK OPERATING HISTORY

         We have limited operating history and no revenues. There can be no assurance that current or future products, if developed, will ultimately result in profits to the Company or that We will successfully complete a merger or acquisition.

         THERE IS A SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS.

         We are and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies, which may be merger or acquisition target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, We will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.


         THERE IS NO ACTIVE PUBLIC MARKET FOR OUR SECURITIES

         There is no active public trading market for Our Common Stock. There can be no assurance that any level of public trading market ever will develop for Our Common Stock and, even if a public trading market does develop, it may not be sustained.


         CONFLICTS OF INTEREST

Mr. Lebow, the Company's president, participates in other business ventures, which may compete directly or indirectly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future.


         THE PROPOSED OPERATIONS OF THE COMPANY ARE SPECULATIVE.

         The success of Our proposed plan of operation would depend to a great extent on the operations, financial condition and management of the identified target company. While business combinations with entities having established operating histories are preferred, there can be no assurance \that We will be successful in locating candidates meeting such criteria. The decision to enter into a business combination will likely be made without detailed feasibility studies, independent analysis, market surveys or similar information which, if We had more funds available, would be desirable. In the event We complete a business combination the success of Our operations will be dependent upon management of the target company and numerous other factors beyond Our control. There is no assurances that We can identify a target company and consummate a business combination.


         PURCHASE OF PENNY STOCKS CAN BE RISKY.

         In the event that a public market develops for Our securities following a business combination, such securities may be classified as a penny stock depending upon their market price and the manner in which they are traded. The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to Us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share whose securities are admitted to quotation but do not trade on the Nasdaq SmallCap Market or on a national securities exchange. For any transaction involving a penny stock, unless exempt, the rules require delivery by the broker of a document to investors stating the risks of investment in penny stocks, the possible lack of liquidity, commissions to be paid, current quotation and investors' rights and remedies, a special suitability inquiry, regular reporting to the investor and other requirements. Prices for penny stocks are often not available and investors are often unable to sell such stock. Thus an investor may lose his investment in a penny stock and consequently should be cautious of any purchase of penny stocks.

         THERE IS NO AGREEMENT FOR A BUSINESS COMBINATION AND NO MINIMUM REQUIREMENTS FOR BUSINESS COMBINATION.

         We have no current arrangement, agreement or understanding with respect to engaging in a business combination with a specific entity. There can be no assurance that the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. No particular industry or specific business within an industry has been selected for a target company. We have not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria, which it will require a target company to have achieved, or without, which We would not consider a business combination with such business entity.


         Accordingly, We may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics. There is no assurance that We will be able to negotiate a business combination on terms favorable to Us.


         REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION.

         Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act"), the Company is required to provide certain information about significant acquisitions including audited financial statements of the acquired company. These audited financial statements must be furnished within 75 days following the effective date of a business combination. Obtaining audited financial statements are the economic responsibility of the target company. The additional time and costs that may be incurred by some potential target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by Us. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable. Notwithstanding a target company's agreement to obtain audited financial statements within the required time frame, such audited financials may not be available to Us at the time of effecting a business combination. In cases where audited financials are unavailable, We will have to rely upon unaudited information that has not been verified by outside auditors in making its decision to engage in a transaction with the business entity. This risk increases the prospect that a business combination with such a business entity might prove to be an unfavorable one for Us.

         REGULATION UNDER INVESTMENT COMPANY ACT.

         In the event We engage in business combinations, which result in Our holding passive investment interests in a number of entities, We could be subject to regulation under the Investment Company Act of 1940. Passive investment interests, as used in the Investment Company Act, essentially means investments held by entities, which do not provide management or consulting services or are not involved in the business whose securities are held. In such event, We would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940. Any violation of such Act could subject the Company to material adverse consequences.


         POSSIBLE DILUTION OF VALUE OF SHARES UPON BUSINESS COMBINATION.

         A business combination normally will involve the issuance of a significant number of additional shares. Depending upon the value of the assets acquired in such business combination, the per share value of Our common stock may increase or decrease, perhaps significantly.

         TAXATION.

         Federal and state tax consequences will, in all likelihood, be major considerations in any business combination We may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. We intend to structure any business combination so as to minimize the federal and state tax consequences to both Us and the target company; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes, which may have an adverse effect on both parties to the transaction.

Item 2.           Management Discussion and Analysis

         Since inception we have produced only minimal revenues. We produced revenues during the test marketing of the Terbo Bar, but have continued to need shareholder financing to maintain our operations. Since the test marketing period we have not produced or manufactured any additional products. During the next twelve months it is expected that we will continue to rely on shareholder financing or the sale of our securities to continue funding our operations.

         Plan of Operation

         We are looking to acquire products or the rights to products in industries other than the nutraceutical industry. Once we have obtained the rights to such products, We would seek to find distributors for them. Additionally we will seek to acquire an operating business; possibly through a reverse merger wherein the acquired company will become our successor.

         It is probable that our business operations will consume more cash then they generate over the short-term. Therefore, management believes that it will be necessary to raise additional capital for the Company through private placements of the Company's stock or through shareholder loans.

         We will not restrict our business opportunity search to any specific business, industry, or geographical location. We may participate in virtually any kind of business. We anticipate that we will participation only one potential business opportunity, since we have no assets and limited financial resources. To date, we have not developed any criteria for the selection of business opportunities. Our management will have complete discretion selecting an appropriate business Opportunity.

         We anticipate that the selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that there are business entities seeking the perceived benefits of a reporting corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

         The analysis of new business opportunities will be undertaken by, or under the supervision of, the officers and directors of the Company, who are not professional business analysts. In analyzing prospective business opportunities, management may consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. This discussion of the proposed criteria is not meant to be restrictive of Our virtually unlimited discretion to search for and enter into potential business opportunities.

         We will be subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is the duty of the Company to file audited financial statements as part of or within 60 days following the due date for filing its Current Report on Form 8-K which is required to be filed with the Securities and Exchange Commission within 15 days following the completion of a business combination. We intend to acquire or merge with a company for which audited financial statements are available or for which it believes audited financial statements can be obtained within the required period of time. We may reserve the right in the documents for the business combination to void the transaction if the audited financial statements are not timely available or if the audited financial statements provided do not conform to the representations made by the target company.

Item 3.           Description of Property

         We neither own nor lease any real or personal property. We maintain our corporate offices at the offices of our majority stockholder without charge.

Item 4.           Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth the number of shares of Our Common Stock beneficially owned as of December 31, 1999 by (i) the owners of more than five percent (5%) of Our Common Stock, (ii) the number of shares of Common Stock owned by each director and officer, and (iii) the number of shares of Common Stock owned by all officers and directors as a group:




Name and Address of             Number of Shares of       Percentage of
  Beneficial Owner                  Common Stock          Common Stock
-------------------             -------------------       -------------

Randy Lebow (ii)(1)                      1,500                   0%
144 King St. East
Toronto, ON M5C 1G8

Gemini Integrated
Financial Services (i)               3,676,333                76.5%
144 King St. East
Toronto, ON M5C 1G8

Value Holdings, Inc. (i)               500,000                10.4%
2307 Douglas Road
Suite 400
Miami, FL 33145

All Executive Officers and
Directors as a Group
(1 person)  (iii) (1)                    1,500                   0%

(1) Mr. Lebow is an affiliate of Gemini Integrated Financial Services Corp., our majority shareholder.


Item 5.           Directors, Executive Officers, Promoters and Control Persons.

         Randy Lebow, President. Mr. Lebow, earned a Bachelor of Laws from Osgoode Hall Law School in Toronto. After graduation, he established his own legal practice with a focus on real estate, mortgage financing and corporate and commercial law. Mr. Lebow has sat on the Board of Directors of a publicly traded oil company and he is a Director of a private mortgage brokerage corporation. Since 1998 Mr. Lebow has also been Vice President of Gemini Integrated Financial Services Corp., our majority shareholder. He has also acted as general counsel to several public companies.

Item 6.           Executive Compensation

         No officer or director of the Company has received compensation from the Company.

Item 7.           Certain Relationships and Related Party Transactions

         In February 1996 we acquired the exclusive distribution rights, in the United States and Mexico, to Libido, from a stockholder. The distribution license was purchased from the stockholder for a total consideration of $750,000 paid as follows: $50,000 cash, a note for $200,000 maturing on August 28, 2001 with interest at prime plus 1% and 500,000 shares of our common stock valued at $1 per share. Due to uncertainty regarding Our ability to realize on the distribution agreement we fully amortized the remaining unamortized value of the license agreement in 1999

         On November 1, 1998 we purchased the assets of Virilite Neutracutical Corporation (Canada), an Ontario corporation from a shareholder, who was at the time our majority shareholder. Consideration for the purchase was the assumption of liabilities of $663,860 associated with the assets. The assets consisted of certain proprietary formulas developed using the Virilite base component, the packaging and the logo for the product. We subsequently satisfied the liabilities by issuing 649,586 shares of common stock valued at $1 per share.

Item 8.           Description of Securities

         We are authorized to issue 100,000,000 shares of common stock, par value $0.01 per share (the "Common Stock"). As of October 31, 2000, there were 4,801,086 shares of Common Stock outstanding.

Common Stock

         The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by the shareholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available for them. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are fully paid and non-assessable.

                                     PART II

Item 1. Market Price of and Dividends of Our Common Equity and Other Shareholder Matters.

         Our Common Shares trade on the Pink Sheets under the symbol ITAQ, however there is no market for the securities and no market makers posts a bid or ask price for the shares.

Item 2.           Legal Proceedings

         The Company is not party to any pending legal proceedings.

Item 3.           Changes in and Disagreements with Accountants.

         In January 2000 we engaged Berkovits, Lago & Co. LLP as our independent accountants and Infante, Lago & Co. resigned. There was no disagreement with the prior accountants. The change was made in order to follow the partner who performed our audits to his new firm.

Item 4.           Recent Sales of Unregistered Securities.

         In 1998 we completed an offering wherein we sold 151,500 shares of our common stock to investors at an offering price of $1 per share. The offering was pursuant to Rule 504 of Regulation D.

Item 5.           Indemnification of Directors and Officers.

         Officers and directors will be indemnified to the full extent allowed under the Delaware General Corporations Law. Section 145 of the Corporations Law we may indemnify our officers and directors against expenses related to a proceeding arising from that person's being an officer or director of the Company. An officer or director may be indemnified if he acted in good faith, reasonably believed he was acting in Our best interest, and if a criminal offense, reasonable believed that his conduct was lawful.

         We intend to enter into indemnification agreements with each of its directors containing provisions that may require the Company, among other things, to indemnify its directors against certain liabilities that may arise by reason of their status or service as directors (other than liabilities arising from willful misconduct of a culpable nature) and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

         We believe that such indemnification provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

                                    Part F/S

         The audited financial statements for the years ended October 31, 1999 and 2000 as well as the statements for the unaudited interim period from November 1, 2000 through January 31, 2001 are attached hereto.

                                    Part III

Item 1.           Index to Exhibits

3.1      Articles of Incorporation
3.2      Amendment to Articles of Incorporation (November 1997)
3.3      Amendment to Articles of Incorporation (December 1999)
3.4      Bylaws



                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Randy Lebow                     Date: April 23, 2001
------------------                        --------------
Randy Lebow
President

                     INNOVATIVE TECHNOLOGY ACQUISITION CORP.
                          (A DEVELOPMENT STAGE COMPANY)

                                   (Unaudited)
                             Prepared by Management

                     FOR THE 3 MONTHS ENDED JANUARY 31, 2001


                     INNOVATIVE TECHNOLOGY ACQUISTION CORP.
                          (A DEVELOPMENT STAGE Company)

                             Statement of Operations
                                   (Unaudited)
                             Prepared by Management
                     FOR THE 3 MONTHS ENDED JANUARY 31, 2001
                    WITH COMPARATIVE NUMBERS SINCE INCEPTION


                                                         2001       Cumulative from
                                                         ----       February 8, 1996
                                                                   through January 31,
                                                                          2001
                                                                          ----

General and Administrative Expenses
         General and Administrative                  $      --        $   967,395
         Interest                                          5,240           97,189
         Amortization-Intangibles                           --            750,000
                                                     -----------      -----------


NET LOSS                                                  (5,240)      (1,814,584)

Loss per share                                             (0.00)
                                                     -----------

Weighted average number of shares outstanding          4,801,086
                                                     ===========


                     INNOVATIVE TECHNOLOGY ACQUISITION CORP
                          (A DEVELOPMENT STAGE Company)
                                  Balance Sheet
                                   (Unaudited)
                             Prepared by Management
                             AS AT JANUARY 31, 2001
                    WITH COMPARATIVE NUMBERS SINCE INCEPTION

                                     ASSETS

                                                         2001           2000
                                                         ----           ----
INTANGIBLES 9net of accumulated
amortization of$750,000 in 2000 and 1999)            $         0    $         0
                                                     ===========    ===========


                                   LIABILITIES

CURRENT
Loans payable, stockholders                          $   120,400    $      --
Note payable-affiliate                                   100,000           --
Accrued Interest                                          97,189         71,049
Other accrued expenses                                    30,565         30,565
                                                     -----------    -----------

LONG TERM LIABILITIES
Loans Payable--Stockholder                                  --          120,400
Note Payable--Affiliate                                     --          100,000
                                                     -----------    -----------
Total Liabilities                                        348,154        322,014
                                                     -----------    -----------

                              SHAREHOLDERS' DEFICIT

Common stock, $0.01 par value; 100,000,000                48,011         48,011
shares authorized; 4,801,086 shares issued and outstanding at 2001 and 2000

Paid-In Capital                                        1,343,075      1,343,075
Deficit accumulated during
development stage                                     (1,814,554)    (1,778,414)
                                                     -----------    -----------

Total Shareholders' Deficit                             (423,468)      (387,328)
                                                     -----------    -----------

                     INNOVATIVE TECHNOLOGY ACQUISITION CORP.
                          (A DEVELOPMENT STAGE COMPANY)

                             Statement of Cash Flows
                                   (Unaudited)
                             Prepared by Management
                     FOR THE 3 MONTHS ENDED JANUARY 31, 2001
                  WITH COMPARATIVE NUMBERS FOR JANUARY 31, 2000

                                                     2001       2000
                                                     -------    -------
OPERATING ACTIVITIES
     Cash Provided by operations
            Net Loss                                 $(5,240)   $(5,240)
            Adjustments to reconcile net
            loss to net cash used by
            operating activities:
                     Amortization                       --         --
            Increase in current liabilities:
                     Accrued Interest and
                     Other expenses                     --         --
                                                     -------    -------
            Net change in non-cash working
            capital balances related to operations      --         --

FINANCING ACTIVITIES
     Capital stock issuance                             --         --
                                                     -------    -------

INVESTING ACTIVITIES
     Subscriptions receivable                           --         --
                                                     -------    -------

INCREASE IN CASH                                        --         --

CASH, beginning of period                               --         --
                                                     -------    -------

CASH, end of period                                     --         --
                                                     =======    =======

                  INNOVATIVE TECHNOLOGY ACQUISITION CORPORATION
                  ---------------------------------------------
                          (A DEVELOPMENT STAGE Company)

                        NOTES TO THE FINANCIAL STATEMENTS
                        ---------------------------------
                                   (Unaudited)
                             Prepared by Management

                                JANUARY 31, 2001


NOTE 1-SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

Organization and Business Activity
----------------------------------

         Innovative Technology Acquisition Corporation, formerly known as Virilite Neutracutical Corporation (the "Company") was incorporated in the state of Delaware in February 1996. It was formed with the purpose of developing a sophisticated line of nutraceutical, functional food and beverage products, using a proprietary formula, which utilized LIBIDO as a base component. In February 1996, the Company acquired the exclusive distribution rights to LIBIDO for the United States and Mexico, which, for marketing purposes and due to the prior registration of the name LIBIDO as a trademark on an unrelated product, the Company refers to the component as VIRILITE (Note 4).

         The Company is considered to be in the development stage, and the accompanying financial statements, represent those of a development stage enterprise.

Use of Estimates
----------------

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Intangibles
-----------

         Intangible assets consist of a distribution license, which is carried at cost less accumulated amortization. During 1999, the balance of the intangible asset was written off due to the uncertainty of any future realizability or recoverability of the remaining acquisition costs. For the years ended October 31, 2000 and 1999 amortization expense was $ -0- and $643,792, respectively.

Net Loss Per Common Share
-------------------------

         In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share" which simplifies the standards for computing earnings per share ("EPS") previously found in APB No. 15, "Earnings Per Share". It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the diluted EPS computation. The Company adopted SFAS No. 128 in November 1997 and its

                  INNOVATIVE TECHNOLOGY ACQUISITION CORPORATION
                  ---------------------------------------------
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (Continued)
                    -----------------------------------------


NOTE 1-SUMMARY OF SIGNIFICANT ACCOUNT POLICIES (CONTINUED)

implementation did not have an effect on the financial statements. EPS has been restated for all prior periods presented. Net loss per common share (basic and diluted) is based on the net loss divided by the weighted average common shares outstanding during each year.


Income Taxes
------------

         The Company accounts for income taxes pursuant to the provisions of FASB No. 109 "Accounting for Income Taxes", which requires, among other things, a liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. The Company has had operating losses since inception and accordingly had not provided for income taxes. Realization of the benefits related to the net operating loss carryforward may be limited in any one year due to IRS Code Section 382, change of ownership rules.

New Accounting Pronouncements
-----------------------------

         SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Statement applies to all entities and is effective for all fiscal quarters of the fiscal years beginning after June 15, 2000. The Company did not engage in derivative instruments or hedging activities in any periods presented in the financial statements.

NOTE 2-LOAN PAYABLE-STOCKHOLDER

         The loan, which was incurred in connection with the acquisition of a distribution license from a corporate stockholder in August 1996 (Note 4) had an original due date of August 28, 1998. During 1998 the due date of the loan was extended until August 28, 2001. The loan bears interest at prime plus 1% (or 8.25%). There are no installment payments due under the terms of the agreement. Principal plus all accrued interest are due on August 28, 2001.

                  INNOVATIVE TECHNOLOGY ACQUISITION CORPORATION
                  ---------------------------------------------
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (Continued)
                    -----------------------------------------


NOTE 3-NOTE PAYABLE-AFFILIATE

         Note payable affiliate had an original due date of May 24, 1998. During 1998 the due date of the loan was extended until May 24, 2001. The note bears interest at 1% over prime (or 8.25%). There are no installment payments due under the terms of the agreement. Principal plus all accrued interest are due on May 24, 2001.

NOTE 4-RELATED PARTY TRANSACTIONS

Distribution License
--------------------

         In February  1996,  the Company  acquired  the  exclusive  distribution rights, in the United States and Mexico, to Libido, from one of its stockholders. For marketing purposes and due to the prior registration of the name Libido as a trademark for an unrelated product, the Company refers to Libido as "VIRILITE". VIRILITE is the base component of the line of nutraceutical food products the Company plans to develop and market.

         The  distribution  agreement,  which expires on December 31, 2014 (Note
1), was purchased from one of the Company's shareholders for a total consideration of $750,000; in the form of $50,000 cash, a note of $200,000 (Note
2) maturing on August 28, 2001 with interest at prime plus 1% and 500,000 shares of the Company's stock valued at $1 per share.

Development Costs
-----------------

         Through   October  31,  1998   development   costs   incurred   totaled
approximately $658,000. No production has taken place as of January 31, 2001.

NOTE 5-INCOME TAXES

         At October 31, 2000, the Company had a net operating loss carryforward of approximately $1,805,000 that expires through 2013. In the event of a change in ownership, the utilization of the NOL carryforward will be subject to limitation under certain provisions of the internal revenue code. The Company has a deferred tax asset of approximately $679,000 as a result of a net operating loss carryforward, which is offset by a valuation allowance of the same amount due to the uncertainties behind its realization.

NOTE 6-GOING CONCERN CONSIDERATION

         The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The basis of accounting contemplates the recovery of the Company's assets and the satisfaction of its liabilities in the normal course of operations. Since inception, the Company has been involved in the acquisition of the exclusive distribution rights to LIBIDO for the United States and Mexico, the prior registration of the trademark and the performance of preliminary marketing promotional activities. The Company's ultimate ability to attain profitable operations is dependent upon its main stockholders' providing additional financing to complete its development activities, and to achieve a level of sales to support its cost structure. Through January 31, 2000, the Company suffered losses totaling approximately $1,815,000, which raises substantial doubt about the Company's ability to continue as a going concern.

                  Innovative Technology Acquisition Corporation
                          (a Development Stage Company)
                              Financial Statements
                            October 31, 2000 and 1999

                  Innovative Technology Acquisition Corporation
                          (A Development Stage Company)





                                Table of Contents

                                                                         Page
                                                                         ----

Independent Auditor's Report                                               1

Balance Sheets                                                             2

Statements of Operations                                                   3

Statement of Stockholders' Deficit                                         4

Statements of Cash Flows                                                   5

Notes to Financial Statements                                             6-8

                          INDEPENDENT AUDITORS' REPORT





To the Board of Directors
-------------------------
Innovative Technology Acquisition Corp.

We have audited the accompanying balance sheets of Innovative Technology Acquisition Corporation (a development stage company) as of October 31, 2000 and 1999, and the related statements of operations, stockholders' deficit and cash flows for the years then ended and for the cumulative period from February 8, 1996 (inception) through October 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Innovative Technology Acquisition Corporation (a development stage company) as of October 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended and the cumulative period from February 8, 1996 (inception) through October 31, 2000 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements the Company's dependence on outside financing, lack of existing commitments from lenders to provide necessary financing, lack of sufficient working capital, and losses since inception raise substantial doubts about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Berkovits, Lago & Co.

April 20, 2001


                     INNOVATIVE TECHNOLOGY ACQUISITION CORP.
                     ---------------------------------------
                          (A DEVELOPMENT STAGE COMPANY)

                                 BALANCE SHEETS
                                 --------------


                                                                            October 31,
                                                                    --------------------------
                                                                        2000           1999
                                                                    -----------    -----------

                                     ASSETS
                                     ------

INTANGIBLES (net of accumulated amortization of
   $750,000 in 2000 and 1999)                                       $      --      $      --
                                                                    ===========    ===========


                      LIABILITIES AND STOCKHOLDERS' DEFICIT
                      -------------------------------------

CURRENT LIABILITIES:
    Loans payable - stockholder                                     $   120,400    $      --
    Note payable - affiliate                                            100,000           --
    Due to stockholders                                                  64,949         51,832
    Accrued interest                                                     91,949         70,989
    Other accrued expenses                                               30,565         30,565
                                                                    -----------    -----------
         Total current liabilities                                      407,863        153,386

LONG TERM LIABILITIES:
    Loans payable - stockholder                                            --          120,400
    Note payable - affiliate                                               --          100,000
    Other                                                                 5,830           --
                                                                    -----------    -----------
         Total liabilities                                              413,693        373,786
                                                                    -----------    -----------

STOCKHOLDERS' DEFICIT:
    Common stock, $0.01 par value; 100,000,000 shares authorized;
       4,801,086 shares issued and outstanding at 2000 and 1999          48,011         48,011
    Additional paid-in capital                                        1,343,075      1,343,075
    Deficit accumulated during development stage                     (1,804,779)    (1,764,872)
                                                                    -----------    -----------
         Total stockholders' deficit                                   (413,693)      (373,786)
                                                                    -----------    -----------
         Total liabilities and stockholders' deficit                $      --      $      --
                                                                    ===========    ===========




   The accompanying notes are an integral part of these financial statements.


                  INNOVATIVE TECHNOLOGY ACQUISITION CORPORATION
                  ---------------------------------------------
                          (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF OPERATIONS
                            ------------------------


                                                       For the year ended        Cumulative from
                                                           October 31,           February 8, 1996
                                                   --------------------------    (inception) through
                                                       2000           1999       October 31, 2000
                                                   -----------    -----------    -------------------
REVENUE                                            $      --      $      --          $      --
                                                   -----------    -----------        -----------
GENERAL AND ADMINISTRATIVE:
  Development costs                                       --          657,822            657,822
  Professional fees                                     12,236         48,402            166,220
  Promotion                                               --           41,176             41,176
  Consulting                                              --           59,250             59,250
  Amortization of intangibles                             --          643,792            750,000
  Other                                                  6,711            107             42,927
                                                   -----------    -----------        -----------
       Total general and administrative expenses        18,947      1,450,549          1,717,395
                                                   -----------    -----------        -----------

OTHER EXPENSE (INCOME)
  Interest expense                                      20,960         20,900             91,949

  Other income                                            --             --               (4,565)
                                                   -----------    -----------        -----------
       Total other expenses                             20,960         20,900             87,384
                                                   -----------    -----------        -----------

Net loss                                           $   (39,907)   $(1,471,449)       $(1,804,779)
                                                   ===========    ===========        ===========

Loss per share                                     $     (0.01)   $     (0.31)
                                                   ===========    ===========

Weighted average number of shares outstanding        4,801,086      4,692,822
                                                   ===========    ===========




    The accompanying notes are an integral part of these financial statements


                     INNOVATIVE TECHNOLOGY ACQUISITION CORP.
                     ---------------------------------------
                          (A DEVELOPMENT STAGE COMPANY)

                       STATEMENT OF STOCKHOLDERS' DEFICIT
                       ----------------------------------

                                                                                              Deficit
                                                                                            Accumulated
                                                       Common Stock           Additional     During the
                                               --------------------------      Paid-In      Development       Total
                                                  Shares         Amount        Capital         Stage         Deficit
                                               -----------    -----------    -----------    -----------    -----------
Initial capitalization for cash,
     at $0.02 per share                          4,500,000    $    45,000    $    45,000    $      --      $    90,000
Common stock issued to
     acquire distribution license,
     at $1.00 per share                            500,000          5,000        495,000           --          500,000
Net loss, nine months ended
     October 31, 1996                                 --             --             --         (106,497)      (106,497)
                                               -----------    -----------    -----------    -----------    -----------
Balance at October 31, 1996                      5,000,000         50,000        540,000       (106,497)       483,503
Net loss                                              --             --             --          (70,904)       (70,904)
                                               -----------    -----------    -----------    -----------    -----------
Balance at October 31, 1997                      5,000,000         50,000        540,000       (177,401)       412,599
Common stock issued for cash,
     at $1.00 per share                            151,500          1,515        149,985           --          151,500
Less: subscription receivable for
     shares issued                                    --           (1,515)      (149,985)          --         (151,500)
Net loss                                              --             --             --         (116,022)      (116,022)
                                               -----------    -----------    -----------    -----------    -----------
Balance at October 31, 1998, as previously
     reported                                    5,151,500         50,000        540,000       (293,423)       296,577
Adjustment in connection with agreement that
     was not consummated                        (1,000,000)       (10,000)        10,000           --             --
                                               -----------    -----------    -----------    -----------    -----------
Balance at October 31, 1998, as restated         4,151,500         40,000        550,000       (293,423)       296,577
Common stock issued at $1.00
     per share                                     649,586          6,496        643,090           --          649,586
Collection of subscription receivable                 --            1,515        149,985           --          151,500
Net loss                                              --             --             --       (1,471,449)    (1,471,449)
                                               -----------    -----------    -----------    -----------    -----------
Balance at October 31, 1999                      4,801,086         48,011      1,343,075     (1,764,872)      (373,786)
Net loss                                              --             --             --          (39,907)       (39,907)
                                               -----------    -----------    -----------    -----------    -----------
Balance at October 31, 2000                      4,801,086    $    48,011    $ 1,343,075    $(1,804,779)   $  (413,693)
                                               ===========    ===========    ===========    ===========    ===========


    The accompanying notes are an integral part of these financial statements


                     INNOVATIVE TECHNOLOGY ACQUISITION CORP.
                     ---------------------------------------
                          (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF CASH FLOWS
                            ------------------------


                                                   For the year ended        Cumulative from
                                                       October 31,           February 8, 1996
                                               --------------------------    (inception) through
                                                   2000           1999       October 31, 2000
                                               -----------    -----------    -------------------
Operating activities:
   Net loss                                    $   (39,907)   $(1,471,449)       $(1,804,779)
   Adjustments to reconcile net loss to
      Net cash used in operating activities:
   Amortization                                       --          643,792            750,000
   Non-cash expenses                                  --          649,586            649,586
Changes in assets and liabilities:
   Increase in accrued interest                     20,960         20,900             91,949
   Decrease in subscriptions receivable               --          151,500            151,500
   Increase in other accrued expenses                 --             --               30,565
                                               -----------    -----------        -----------
Net cash used in operating activities              (18,947)        (5,671)          (131,179)
                                               -----------    -----------        -----------

Cash flows from investing activities:
  Acquisition of distribution license                 --             --             (750,000)
                                               -----------    -----------        -----------
Net cash used in investing activities                 --             --             (750,000)
                                               -----------    -----------        -----------

Cash flows from financing activities:
  Loans and advances-shareholders                   13,117          5,583            185,349
  Increase in notes payable-other                    5,830           --              105,830
  Proceeds from sales of common stock                 --             --              590,000
                                               -----------    -----------        -----------
Net cash provided by financing activities           18,947          5,583            881,179
                                               -----------    -----------        -----------

Net decrease in cash                                  --              (88)              --
Cash at beginning of the year                         --               88               --
                                               -----------    -----------        -----------
Cash at the end of the year                    $      --      $      --          $      --
                                               ===========    ===========        ===========


Supplemental disclosures of non-cash financing activities:
   In November 1998, the Company issued 649,586 shares of common stock at $1.00 per share to reimburse an affiliated company for costs incurred in developing a product.



    The accompanying notes are an integral part of these financial statements

                  INNOVATIVE TECHNOLOGY ACQUISITION CORPORATION
                  ---------------------------------------------
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


NOTE 1-SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

Organization and Business Activity
----------------------------------

         Innovative Technology Acquisition Corporation, formerly known as Virilite Neutracutical Corporation (the "Company") was incorporated in the state of Delaware in February 1996. It was formed with the purpose of developing a sophisticated line of nutraceutical, functional food and beverage products, using a proprietary formula, which utilized LIBIDO as a base component. In February 1996, the Company acquired the exclusive distribution rights to LIBIDO for the United States and Mexico, which, for marketing purposes and due to the prior registration of the name LIBIDO as a trademark on an unrelated product, the Company refers to the component as VIRILITE (Note 4).

         The Company is considered to be in the development stage, and the accompanying financial statements, represent those of a development stage enterprise.

Use of Estimates
----------------

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Intangibles
-----------

         Intangible assets consist of a distribution license, which is carried at cost less accumulated amortization. During 1999, the balance of the intangible asset was written off due to the uncertainty of any future realizability or recoverability of the remaining acquisition costs. For the years ended October 31, 2000 and 1999 amortization expense was $ -0- and $643,792, respectively.

Net Loss Per Common Share
-------------------------

         In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share" which simplifies the standards for computing earnings per share ("EPS") previously found in APB No. 15, "Earnings Per Share". It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the diluted EPS computation. The Company adopted SFAS No. 128 in November 1997 and its implementation did not have an effect on the financial statements. EPS has been restated for all prior periods presented. Net loss per common share (basic and diluted) is based on the net loss divided by the weighted average common shares outstanding during each year.

                  INNOVATIVE TECHNOLOGY ACQUISITION CORPORATION
                  ---------------------------------------------
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (Continued)
                    -----------------------------------------


NOTE 1-SUMMARY OF SIGNIFICANT ACCOUNT POLICIES (CONTINUED)

Income Taxes
------------

         The Company accounts for income taxes pursuant to the provisions of FASB No. 109 "Accounting for Income Taxes", which requires, among other things, a liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. The Company has had operating losses since inception and accordingly had not provided for income taxes. Realization of the benefits related to the net operating loss carryforward may be limited in any one year due to IRS Code Section 382, change of ownership rules.

New Accounting Pronouncements
-----------------------------

         SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Statement applies to all entities and is effective for all fiscal quarters of the fiscal years beginning after June 15, 2000. The Company did not engage in derivative instruments or hedging activities in any periods presented in the financial statements.

NOTE 2-LOAN PAYABLE-STOCKHOLDER

         The loan, which was incurred in connection with the acquisition of a distribution license from a corporate stockholder in August 1996 (Note 4) had an original due date of August 28, 1998. During 1998 the due date of the loan was extended until August 28, 2001. The loan bears interest at prime plus 1% (or 8.25%). There are no installment payments due under the terms of the agreement. Principal plus all accrued interest are due on August 28, 2001.

         Accrued interest at October 31, 2000 and 1999, in connection with this loan, was approximately $49,900 and $38,800 respectively.

                  INNOVATIVE TECHNOLOGY ACQUISITION CORPORATION
                  ---------------------------------------------
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (Continued)
                    -----------------------------------------


NOTE 3-NOTE PAYABLE-AFFILIATE

         Note payable affiliate had an original due date of May 24, 1998. During 1998 the due date of the loan was extended until May 24, 2001. The note bears interest at 1% over prime (or 8.25%). There are no installment payments due under the terms of the agreement. Principal plus all accrued interest are due on May 24, 2001.

         Accrued interest at October 31, 2000 and 1999, in connection with this loan, was approximately $41,500 and $32,200 respectively.


NOTE 4-RELATED PARTY TRANSACTIONS

Distribution License
--------------------

         In February  1996,  the Company  acquired  the  exclusive  distribution rights, in the United States and Mexico, to Libido, from one of its stockholders. For marketing purposes and due to the prior registration of the name Libido as a trademark for an unrelated product, the Company refers to Libido as "VIRILITE". VIRILITE is the base component of the line of nutraceutical food products the Company plans to develop and market.

         The  distribution  agreement,  which expires on December 31, 2014 (Note
1), was purchased from one of the Company's shareholders for a total consideration of $750,000; in the form of $50,000 cash, a note of $200,000 (Note
2) maturing on August 28, 2001 with interest at prime plus 1% and 500,000 shares of the Company's stock valued at $1 per share.

Development Costs
-----------------

         Through   October  31,  1998   development   costs   incurred   totaled
approximately $658,000. No production has taken place as of October 31, 2000.

NOTE 5-INCOME TAXES

         At October 31, 2000, the Company had a net operating loss carryforward of approximately $1,805,000 that expires through 2013. In the event of a change in ownership, the utilization of the NOL carryforward will be subject to limitation under certain provisions of the internal revenue code. The Company has a deferred tax asset of approximately $679,000 as a result of a net operating loss carryforward, which is offset by a valuation allowance of the same amount due to the uncertainties behind its realization.

NOTE 6-GOING CONCERN CONSIDERATION

         The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The basis of accounting contemplates the recovery of the Company's assets and the satisfaction of its liabilities in the normal course of operations. Since inception, the Company has been involved in the acquisition of the exclusive distribution rights to LIBIDO for the United States and Mexico, the prior registration of the trademark and the performance of preliminary marketing promotional activities. The Company's ultimate ability to attain profitable operations is dependent upon its main stockholders' providing additional financing to complete its development activities, and to achieve a level of sales to support its cost structure. Through October 31, 2000, the Company suffered losses totaling approximately $1,805,000, which raises substantial doubt about the Company's ability to continue as a going concern.